

December 22, 2016

Mail Stop 4720

<u>Via E-mail</u>
Mr. Steffen Parratt
Chief Financial Officer
KCG Holdings, Inc.
300 Vesey Street
New York, NY 10282

  Re: KCG Holdings, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2015
    Filed February 29, 2016
    File No. 000-54991

Dear Mr. Parratt:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Kevin W. Vaughn

       Kevin W. Vaughn
       Accounting Branch Chief
       Office of Financial Services